811-5240

Selected FUNDS

40-33
~~811-1550~~
Branch 16




06066127

SEC MAIL RECEIVED PROCESSING WASH. D.C. DEC 2006 213 SECTION

November 27, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Section 33 Civil Actions Filing
Selected American Shares, Inc. ('33 File No. 2-10699, '40 File No. 811-51)
Selected Special Shares, Inc. ('33 File No. 2-27514, '40 File No. 811-1550)
Selected Capital Preservation Trust ('33 File No. 33-15807, '40 File No. 811-5240)

Dear Sir or Madam:

In accordance with Section 33 of the Investment Company Act of 1940 enclosed for filing on behalf of the registrants listed above ("Registrants") is a copy of a notice withdrawing the plaintiffs appeal in the action entitled:

In Re Davis Selected Mutual Funds Litigation, 05-6936-cv

Please acknowledge receipt of this filing by date-stamping and returning the enclosed copy of this cover letter in the postage paid envelope provided. If you have any questions, please contact the undersigned.

Sincerely,



Thomas Tays
Vice President and Secretary
Selected Funds

PROCESSED
JAN 1 9 2007
THOMSON FINANCIAL

Rec. 1/16/07

SDNY/NYNY
04-cv-4186
Goldman Cedarbaum


FILED
APR 3 2006

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

In re DAVIS SELECTED MUTUAL FUNDS LITIGATION

Docket No.: 05-6936

STIPULATION WITHDRAWING APPEAL FROM ACTIVE CONSIDERATION, WITHOUT PREJUDICE, WITH LEAVE TO REACTIVATE

The undersigned counsel hereby stipulate that the above-referenced appeal is hereby withdrawn from active consideration before the Court. Such withdrawal shall be without prejudice to a reactivation of the appeal by appellants' counsel so notifying this Court by filing written notice of reactivation with the Clerk of this Court and serving such notice upon the undersigned on or before 15 days after entry of a mandate on the docket in In re Eaton Vance Mutual Funds Fees Litigation, 05-6957 or not later than March 30, 2007.

If the appeal is not reactivated or service not effected in accordance with the deadline set forth above, the appeal shall be deemed withdrawn with prejudice and without costs or attorneys fees incurred to date. See Hertzner v. Henderson, 292 F.3d 302 (2d Cir. 2002).

Withdrawal of the appeal from active consideration shall not operate as a dismissal of the appeal under Rule 42(b) of the Federal Rules of Appellate Procedure.

STULL, STULL & BRODY

By: ____________________
Jules Brody (ssbny@aol.com)
Mark Levine (ssbny@aol.com)
James Henry Glavin, IV (jhglavin@ssbny.com)
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

KIRKPATIRCK & LOCKHART NICHOLSON & GRAHAM LLP

By: ____________________
Stephen G. Topetzes (stopetzes@klng.com)
Erin A. Koeppel (ekoeppel@klng.com)
1800 Massachusetts Avenue, N.W.
Washington, DC 20036
Tel.: (202) 778-9000
Fax: (202) 778-9100

Attorneys for Appellees Davis Selected Advisers, L.P., Davis Selected Advisers-NY, Inc., Davis Investments, LLC, Davis Distributors, LLC, Andrew A. Davis, Christopher C. Davis, and Jeremy H. Biggs

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
(jcongress@milbergweiss.com)
Janine L. Pollack (jpollack@milbergweiss.com)
Kim E. Miller (kmiller@milbergweiss.com)
Michael R. Reese (mreese@milbergweiss.com)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel.: (212) 594-5300
Fax: (212) 868-1229

KIRKLAND & ELLIS LLP



By: ______________________________
William H. Pratt (wpratt@kirkland.com)
Joseph Serino, Jr. (jserino@kirkland.com)
Joshua B. Simon (jsimon@kirkland.com)
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 446-4800
Fax: (212) 446-4900

Attorneys for Appellees William P. Barr, Floyd A. Brown, Jerome E. Hass, Katherine L. MacWilliams, James J. McMonagle, Richard O'Brien, Marsha Williams, Selected American Shares, Inc., Selected Special Shares, Inc., Selected Capital Preservation Trust and Selected Daily Government Fund

WEISS & LURIE
Joseph H. Weiss (jweiss@wllawny.com)
Richard A. Acocelli (racocelli@wllawny.com)
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

SHEARMAN & STERLING LLP

By: ______________________________
Adam S. Hakki (ahakki@shearman.com)
Piret Loone (ploone@shearman.com)
Christopher R. Fenton
(christopher.fenton@shearman.com)
599 Lexington Avenue
New York, New York 10022-6069
Tel.: (212) 848-4000
Fax: (212) 848-7179

Attorneys for the Davis Independent Directors and the Davis Fund Nominal Appellees

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven (piven@pivenlaw.com)
Marshall N. Perkins (perkins@pivenlaw.com)
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
(jcongress@milbergweiss.com)
Janine L. Pollack (jpollack@milbergweiss.com)
Kim E. Miller (kmiller@milbergweiss.com)
Michael R. Reese (mreese@milbergweiss.com)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel.: (212) 594-5300
Fax: (212) 868-1229

KIRKLAND & ELLIS LLP

By: ______________________
William H. Pratt (wpratt@kirkland.com)
Joseph Serino, Jr. (jserino@kirkland.com)
Joshua B. Simon (jsimon@kirkland.com)
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 446-4800
Fax: (212) 446-4900

Attorneys for Appellees William P. Barr, Floyd A. Brown, Jerome E. Hass, Katherine L. MacWilliams, James J. McMonagle, Richard O'Brien, Marsha Williams, Selected American Shares, Inc., Selected Special Shares, Inc., Selected Capital Preservation Trust and Selected Daily Government Fund

WEISS & LURIE
Joseph H. Weiss (jweiss@wllawny.com)
Richard A. Acocelli (racocelli@wllawny.com)
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

SHEARMAN & STERLING LLP

By: ______________________
Adam S. Hakki (ahakki@shearman.com)
Piret Loone (ploone@shearman.com)
Christopher R. Fenton
(christopher.fenton@shearman.com)
599 Lexington Avenue
New York, New York 10022-6069
Tel.: (212) 848-4000
Fax: (212) 848-7179

Attorneys for the Davis Independent Directors and the Davis Fund Nominal Appellees

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven (piven@pivenlaw.com)
Marshall N. Perkins (perkins@pivenlaw.com)
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

BRODSKY & SMITH, LLC
Evan J. Smith (esmith@brodsky-smith.com)
240 Mineola Boulevard
Mineola, NY 11501
Tel.: (516) 741-4977
Fax: (610) 667-9029

Attorneys for Appellants

SO ORDERED.

FOR THE COURT
Roseann B. MacKechnie, Clerk of Court
By



Lisa J. Greenberg, Staff Counsel